

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

Via Email
Braden Richter
President and Chief Executive Officer
Top Gear, Inc.
4063 Glencoe Ave., Suite A
Marina Del Rey, California 90292

> **Re:** **Top Gear, Inc.**
> **Form 8-K**
> **Filed November 15, 2011**
> **File No. 333-168066**

Dear Mr. Richter:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and providing the requested information, or by advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise your cover page to provide an accurate telephone number.

Item 4.01 Changes in Registrant's Certifying Accountant, page 31

Engagement of New Independent Registered Public Accounting Firm, page 31

2. We note that you refer to "Friedman" in the last sentence of the last paragraph on page 31. Please revise to refer to your newly engaged accounting firm.

Item 5.06 Change in Shell Company Status, page 32

3. Based on the information provided in your filing, it appears that Luxeyard is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note

that Luxeyard has no assets excluding cash, no revenues to date, minimal expenses to date, and appears to have no or nominal operations. As a result, please revise your filing to remove the Item 5.06 disclosure indicating that there has been a change in shell company status. Please also confirm that you will identify yourself as a shell company in future periodic reports as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc:	Peter D. Visalli, Esq.
	Anslow & Jaclin LLP
	Via Email